Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street
Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2004 and 2003

BB&T Corporation 401(k) Savings Plan
Contents
December 31, 2004 and 2003

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and
BB&T Corporation Retirement Plans Committee
BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina

June 28, 2005

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BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003

Assets
Investments, at fair value
BB&T Common Stock
BB&T Common Stock Fund	$867,040,476	$808,499,008
BB&T Common Stock	13,346,216	13,010,527
Mutual funds	506,830,981	413,824,172
BB&T U.S. Treasury Money Market Fund	99,008,464	104,757,837
One-year bank investment contracts	45,222,204	42,995,790
Participant loans	23,095,882	21,448,826

Total assets	1,554,544,223	1,404,536,160

Liabilities
Accrued expenses	381,177	--

Net assets available for benefits	$1,554,163,046	$1,404,536,160

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributable to
Investment income
Interest	$1,874,687	$1,876,608
Dividends	36,540,879	31,555,496
Net appreciation in fair value of investments	108,616,170	87,330,958

Total income	147,031,736	120,763,062

Contributions
Employer	46,093,045	42,364,167
Employee	65,076,723	58,839,055
Rollovers	2,197,911	3,107,095

Total contributions	113,367,679	104,310,317

Total additions	260,399,415	225,073,379

Deductions from net assets attributable to
Benefits paid to participants	127,656,559	62,927,695
Administrative expenses	2,255,628	1,671,181

Total deductions	129,912,187	64,598,876

Net increase prior to transfers from other plans	130,487,228	160,474,503
Transfers from other plans	19,139,658	145,343,684

Net increase	149,626,886	305,818,187
Net assets available for benefits
Beginning of year	1,404,536,160	1,098,717,973

End of year	$1,554,163,046	$1,404,536,160

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003

1.

Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan was established effective July 1, 1982 and was restated most recently effective January 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions after 90 days of employment with the Corporation. Employees are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants may elect to contribute between 1 percent and 25 percent, in whole percentages, of their eligible earnings on a pre-tax basis subject to certain Internal Revenue Code limitations. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan.

Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Participant Loans
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant’s life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service regulations.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003

Participant Accounts
Each participant’s separate account is credited with the participant’s contribution and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2004 and 2003, forfeited accounts totalled $168,137 and $29,601, respectively. These accounts will be used to reduce future employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting The Plan’s financial statements have been prepared using the accrual basis of accounting.

Administrative Expenses
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Trustee fees and recordkeeping charges for services rendered by the Corporation’s Trust Division are paid by the Plan (see Note 9).

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions between fourteen mutual funds, the common stock fund, a money market fund and a bank investment contract, each offering different degrees of risk and return. Effective December 31, 2004, the Small Company Growth Fund was closed to new investments. As of July 31, 2005, any remaining investment in this fund will be transferred to the One-Year BIC.

The Plan’s investments in mutual funds, the money market fund, bank investment contracts and common stock are stated at fair value. The fair value of mutual funds, the money market fund and common stock was determined by closing prices at the end of the Plan year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the payable date. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

Investments in participant loans are stated at cost which approximates fair market value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003

Concentration of Credit Risk
Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments which potentially subject the Plan to concentration of credit risk consist principally of mutual funds, the money market fund, bank investment contracts and common stock investments.

Payment of Benefits Benefits are recorded when paid.

Reclassification Certain prior amounts have been reclassified to conform to the current year presentation. This reclassification had no impact on the net assets of the Plan.

3.	Bank Investment Contracts

The Plan invests in fully benefit responsive bank investment contracts guaranteed by the Corporation. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

There are no reserves for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2004 and 2003 was $45,222,204 and $42,995,790, respectively. The average yield and crediting interest rates were approximately 1.41 percent and 1.40 percent, respectively, in 2004, and 1.71 percent and 1.70 percent, respectively, in 2003. The crediting interest rate of the contracts is based upon the last U.S. Treasury bill auction prior to December 1st of the year prior to the contracts issuance. Contracts are issued annually.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003

4.	Transfers from Other Plans

During 2004 and 2003, BB&T Corporation authorized the transfer of participants and assets from various acquired company plans into the Plan. Participant account balances including investments and loans receivable were transferred from the various plans at various dates during 2004 and 2003 as follows:

2004

Republic Bank Employee Savings Plan	$7,708,515
Old Colony Insurance Service 401(k) Salary Reduction Plan	2,820,204
VBA Defined Contribution Plan for James River Bankshares, Inc.	1,887,389
Jackson Holding Co., Inc. 401(k) Plan	1,694,438
Carolina Insurance Consultants, Inc. 401(k) Plan	1,556,865
Iler, Wall & Shonter Insurance, Inc. 401(k) Retirement Plan	1,534,977
deGarmo & Kelleher Profit Sharing Plan	929,119
Capitol Premium Profit Sharing 401(k) Plan	542,327
Cromwell 401(k) Plan	465,824

$19,139,658

2003

Century South Banks Savings Plan	$3,380,852
First South Bank 401(k) Plan	4,366,470
First Virginia Banks, Inc. Employee's Thrift Plan	137,596,362

$145,343,684

5.	Investments

The following presents investments that represent five percent or more of the Plan's net assets in one or both years at December 31, 2004 and 2003:

	2004	2003

BB&T Corporation Common Stock Fund, 60,505,267 and
61,342,869 shares, respectively	$867,040,476	$808,499,008
BB&T Large Company Value Fund, 8,663,514 and
8,490,180 shares, respectively	161,487,910	142,889,725
BB&T U.S. Treasury Money Market Fund, 99,008,464 and
104,757,837 shares, respectively	99,008,464	104,757,837
BB&T Large Company Growth Fund, 7,979,377 and
8,211,238 shares, respectively	72,372,954	70,206,086

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003

The fair market value of the BB&T Corporation Common Stock Fund of $867,040,476 and $808,499,008, at December 31, 2004 and 2003, respectively, which includes cash balances of $2,383,801 and $2,304,235 respectively, is allocated to participants’ accounts on a unitized basis.

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2004	2003

Net appreciation in fair value of investments:
Mutual funds	$36,144,273	$50,251,767
BB&T Corporation common stock	72,471,897	37,079,191

	$108,616,170	$87,330,958

6.	Nonparticipant-Directed Investments

A portion of the Plan consists of balances from various employee stock ownership plans that were transferred into the Plan (“Old ESOP”). Information about the net assets and the significant components of the changes in net assets relating to the Old ESOP’s investment in the Corporation’s common stock, whose fair value is determined based on closing prices at the end of the Plan year, is as follows:

	December 31,
	2004	2003

Net Assets:
BB&T Corporation Common Stock	$13,346,216	$13,010,527

	Year Ended December 31,
	2004	2003

Changes in Net Assets:
Dividends	$436,852	$418,595
Net appreciation	1,073,096	537,963
Benefits paid to participants	(1,107,686)	(724,758)
Transfers to participant-directed investments	(66,573)	(94,762)

	$335,689	$137,038

7.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated October 22, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

9.	Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by the Bank of $506,830,981 and $413,824,172 at December 31, 2004 and 2003, respectively, and bank investment contracts issued by the Corporation of $45,222,204 and $42,995,790 at December 31, 2004 and 2003, respectively. The Plan received cash dividends of $7,966,690 and $5,739,474 on its investments in BB&T-sponsored mutual funds during 2004 and 2003, respectively, and interest of $584,190 and $696,635 on its investment in the bank investment contract during 2004 and 2003, respectively.

In addition, the Plan invests in the Corporation’s common stock, as indicated in Notes 5 and 6. The Plan received cash dividends of $28,574,189 and $25,816,022 on its investment in BB&T Corporation common stock during 2004 and 2003, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2004 and 2003 were $2,255,628 and $1,671,181, respectively (see Note 2).

10.	Plan Amendments

Effective January 1, 2003 the Plan was amended to allow participants to make catch-up contributions in accordance with Internal Revenue Service regulations and to clarify provisions related to Required Minimum Distributions.

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BB&T Corporation 401(k) Savings Plan
Schedule of Assets (Held At End of Year)
December 31, 2004

		( c )
(a)	( b )	Description of Investments,		( d )	( e )
	Identity of Issuer	Including Matury Date,	Number
	Borrower, Lessor	Collateral, Par or Maturity	of		Current
	or Similar Party	Value	Shares/Units	Cost	Value

*	BB&T Corporation U.S. Treasury Money Market Fund	Mutual Fund	99,008,464	**	$99,008,464
*	BB&T Corporation Short-term U.S. Government Income Fund	Mutual Fund	625,332	**	6,040,704
*	BB&T Corporation Intermediate U.S. Government Bond Fund	Mutual Fund	5,255,262	**	53,498,567
*	BB&T Corporation Intermediate Corporate Bond Fund	Mutual Fund	1,020,747	**	10,748,461
*	BB&T Corporation Capital Manager Conservative Fund	Mutual Fund	3,639,770	**	35,487,761
*	BB&T Corporation Capital Manager Moderate Fund	Mutual Fund	842,007	**	8,100,107
*	BB&T Corporation Capital Manager Growth Fund	Mutual Fund	723,865	**	6,804,333
*	BB&T Corporation Capital Manager Aggressive Fund	Mutual Fund	584,920	**	6,159,208
*	BB&T Corporation Mid Cap Value Fund	Mutual Fund	1,820,084	**	31,032,425
*	BB&T Corporation Mid Cap Growth Fund	Mutual Fund	1,427,248	**	18,554,225
*	BB&T Corporation Large Company Value Fund	Mutual Fund	8,663,514	**	161,487,910
*	BB&T Corporation Common Stock Fund	Mutual Fund	60,505,267	**	867,040,476
*	BB&T Corporation One-Year Bank Investment Contracts	Bank Investment Contract	45,222,204	**	45,222,204
*	BB&T Corporation Large Company Growth Fund	Mutual Fund	7,979,377	**	72,372,954
*	BB&T Corporation International Equity Fund	Mutual Fund	2,286,513	**	21,310,302
*	BB&T Corporation Small Company Growth Fund	Mutual Fund	2,734,625	**	38,612,907
*	BB&T Corporation Equity Index Fund	Mutual Fund	4,498,909	**	36,621,117
*	BB&T Corporation Common Stock	Common Stock	317,345	$9,626,665	13,346,216
	Plan Participants	Participant loans ( 4.00% to 10.50%
		due thru April 2027)		**	23,095,882

					$1,554,544,223

* Party in interest ** Cost is omitted because the investment is participant-directed.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T 401 (k) Savings Plan

June 28, 2005	/S/ Steven L. Reeder
Senior Vice President & Benefits Manager